Elemental Royalty Corporation
Management's Discussion and Analysis

Three and Nine Months Ended September 30, 2026

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for Elemental Royalty Corporation (the "Company", or "Elemental") has been prepared based on information known to management as of November 9, 2026. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2026, together with the audited consolidated financial statements for the year ended December 31, 2025. The condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All amounts are expressed in United States dollars unless otherwise noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Statements" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form ("AIF") and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Elemental's producing royalties as well as summaries of the Company's advanced royalties, exploration royalties and royalty generation assets. For additional information, please see our website at www.elementalroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31
"H1"	The six-month period ended June 30

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"GRR"	Gross revenue royalty
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australian dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Description of the Business
Elemental is in the business of acquisition and management of mining royalties. Elemental's royalty and mineral property portfolio consists of approximately 20 producing assets and more than 260 royalties across North America, South America, Europe, Africa, and Australia.
The Company's common shares are listed on the Nasdaq Exchange ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the ticker symbol "ELE".
Strategy
Elemental’s strategy is to pursue disciplined growth through the acquisition and financing of high-quality royalty and streaming interests, with the objective of building a diversified portfolio that generates sustainable cash flow and provides long-term growth potential. The Company focuses on acquiring royalty and stream interests, pursuing strategic investments and financing opportunities, and maintaining balanced exposure to precious and base metals, with an emphasis on precious metals. The key components of Elemental’s business strategy are summarized as follows:
Royalty and Streaming Acquisitions and Financing
Elemental seeks to acquire and finance royalty and streaming interests across a spectrum of asset stages, ranging from producing operations to advanced development projects. The Company targets opportunities in both the precious metals, and base metals. Through disciplined capital allocation and transaction structuring, Elemental aims to build a portfolio that delivers near-term cash flow, long-term growth potential and exposure to commodity price upside.
Royalty Generation
Royalty generation has historically been a complementary component of Elemental’s broader acquisition, financing, and investment strategy. Through these activities, the Company has leveraged in-country geological expertise to originate mineral projects, establish partnerships, and generate royalty interests with long-term upside potential.
As part of its strategy to sharpen its focus on its core royalty and streaming business, the Company is actively pursuing the divestiture of its royalty generation business. This initiative is expected to streamline operations, reduce ongoing expenditures, and allow the Company to concentrate its resources on acquiring and managing royalty and stream interests.
Highlights
Q3 2026 continued with strong performance across Elemental’s diversified portfolio, supported by favourable commodity prices and contributions from key producing assets, including Caserones, Timok, Karlawinda, Bonikro, and Leeville. The quarter continued to further demonstrate the advantages of the Company's expanded scale and diversification following the merger with EMX Royalty Corporation in late 2025.
A key highlight of the quarter was the successful completion of the acquisition of Vizsla Royalties Corp. ("Vizsla"), adding a significant royalty interest over the high-grade Panuco silver-gold project in Mexico. The acquisition further strengthens Elemental's portfolio, increases its silver exposure and adds a cornerstone development-stage asset with meaningful long-term growth potential.
During the quarter, Elemental also announced the acquisition of a portfolio of five streams and royalties from Orion Mine Finance for approximately $290 million, further expanding its portfolio of cash-generating assets. Subsequent to quarter-end, the Company completed the acquisition of four of the five assets, with the acquisition of the remaining asset expected to close in the first quarter of 2027. The Company also increased its revolving credit facility to $250 million, plus a $50 million accordion, providing additional financial flexibility to support its growth strategy. In addition to these developments, Elemental announced plans to divest its royalty generation business to streamline operations and focus on its core royalty and streaming portfolio. Such divestment is expected to significantly reduce general and administrative costs.
Elemental continued to return capital to shareholders through its normal course issuer bid and the declaration of its third quarterly dividend of $0.03 per share. Supported by its expanded portfolio, disciplined capital allocation and continued growth, Elemental remains well positioned to deliver long-term shareholder value.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Financial Highlights for the Three and Nine Months Ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars, except GEOs)	2026	2025	2026	2025

Statement of Income
Revenue	$20,813	$6,863	$68,923	$27,596
General and administrative costs	5,965	2,782	17,154	6,625
Royalty generation expenses, net	1,408	-	3,925	-
Income from operations	8,302	1,419	21,251	7,238
Net income	$3,753	$1,373	$8,434	$4,981

Statement of Cash Flows
Cash flows from operating activities	$13,191	$4,014	$43,217	$19,608
Cash flows from investing activities	(92,638)	(16,261)	(100,716)	(8,933)
Cash flows from financing activities	$28,163	$2,378	$27,298	$(688)

Non-IFRS Financial Measures and Other Data[1]
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974
Adjusted cash flows from operating activities	$13,191	$5,030	$43,217	$22,734
Adjusted EBITDA	$16,617	$6,190	$51,795	$26,445
GEOs sold	4,861	2,362	15,092	10,136
Average gold price ($/oz)	$4,282	$3,478	$4,567	$3,154

			September 30,	December 31,
Statement of Financial Position			2026	2025

Cash and cash equivalents			$22,977	$53,143
Working capital			$64,799	$80,064
Borrowings			$28,090	$—
Non-IFRS Financial Measures1:
The Company had revenue plus attributable share of Caserones, and adjusted EBITDA of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenue and GEO1 Performance
The following table summarizes the Company’s revenue from royalty interests during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Ballarat	$918	$622	$2,683	$1,709
Bonikro	5,261	2,578	16,420	8,000
Caserones[2]	3,074	-	16,564	-
Gediktepe	584	-	2,278	-
Karlawinda	2,893	2,131	8,811	6,158
Korali-Sud	-	1,047	-	10,208
Leeville	1,573	-	5,759	-
Timok	2,573	-	7,042	-
Other producing royalties	2,590	485	7,032	1,521
Advanced royalty payments	125	-	293	-
Total royalty revenue	$19,591	$6,863	$66,882	$27,596

Option, property and other revenue	1,222	-	2,041	-
Caserones (before reclassification)[2]	-	1,353	-	4,378
Revenue plus attributable share of Caserones[1]	$20,813	$8,216	$68,923	$31,974
The following table summarizes the Company’s GEOs1 during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Ballarat	214	179	588	530
Bonikro	1,229	741	3,594	2,482
Caserones[2]	718	-	3,587	-
Gediktepe	136	-	493	-
Karlawinda	676	613	1,937	1,915
Korali-Sud	-	301	-	3,372
Leeville	368	-	1,259	-
Timok	601	-	1,551	-
Other producing royalties	605	139	1,560	475
Advanced royalty payments	29	-	65	-
Total GEOs from royalty interests	4,576	1,973	14,634	8,774

Option, property and other revenue	285	-	458	-
Caserones (before reclassification)[2]	-	389	-	1,362
Total GEOs	4,861	2,362	15,092	10,136
Had the Orion transaction closed on August 1, 2026, the effective date from which the Company is entitled to the economic benefits of the acquired assets, the Kouroussa stream would have contributed an additional $1.5 million in revenue and 353 GEOs during the quarter ended September 30, 2026. For accounting purposes, this revenue will be treated as a reduction of the purchase price rather than recognized as revenue.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at September 30, 2026. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Guidance
Please see our “Forward-Looking Statements” below for more details on our guidance.

	2026 Original Guidance	2026 Updated Guidance	Q3 YTD 2026 Results
GEO Sales from existing portfolio[1]	17,000 to 21,000	18,000 to 20,500	15,092
Revenue from existing portfolio	$76.5 to $94.5 million	$80.5 to $90.5 million	$68.9 million
Elemental has updated its 2026 guidance for its existing portfolio to 18,000 – 20,500 gold equivalent ounces ("GEOs"), compared to guidance of 17,000 – 21,000 GEOs reported in Q2 2026.
In addition, the Company expects an economic contribution equivalent to approximately 1,500 GEOs from the Orion portfolio for the period from August 1 to December 31, 2026, bringing total expected contributions to 19,500 – 22,000 GEOs on an economic basis. Under the terms of the Orion acquisition, Elemental is entitled to all royalty and stream economics from August 1, 2026. However, for financial reporting purposes, the Company will only recognize revenue and GEOs generated subsequent to the closing date of the acquisition on October 26, 2026.
Based on performance during the first three quarters of 2026 and current expectations for the underlying assets, the Company remains on track to achieve its updated 2026 GEO sales guidance. The Company's updated guidance assumes a commodity price of $4,000/oz gold and $6.00/lb copper for the remaining three months of 2026.
Guidance in 2026 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management’s understanding of the underlying producing assets.
Portfolio Growth
Elemental continues to advance a disciplined growth strategy focused on building a globally diversified portfolio of high-quality royalty and streaming interests, with a primary emphasis on gold and precious metals. The portfolio combines cash-generating, producing assets, including cornerstone royalties such as Karlawinda, with a material growth pipeline through exposure to development-stage assets such as Laverton and Dugbe. This precious metals focus is complemented by selective exposure to large-scale base metals operations including Caserones and Timok, which provide diversification across commodities, jurisdictions, and operators. Together these assets underpin a growing and diversified revenue base, while offering substantial long-term upside through production growth, exploration success and mine life extensions.
During the third quarter, Elemental completed the acquisition of Vizsla representing a significant advancement of this precious metals strategy. The transaction added a substantial royalty interest over the high-grade Panuco silver-gold project in Mexico, further increasing the scale and quality of Elemental’s portfolio and enhancing its exposure to silver. Panuco represents a cornerstone development-stage asset with the potential to generate meaningful future royalty revenue as the project advances towards production, while also providing substantial exploration and mine life extension optionality.
In September 2026, Elemental announced the acquisition of a portfolio of five precious metals streams and royalties from Orion Mine Finance for total consideration of $290.0 million. Subsequent to quarter-end, the Company completed the acquisition of four of the five assets, with the remaining asset expected to close in the first quarter of 2027, subject to regulatory approvals. The acquisition further expands the Company's portfolio of cash-generating assets, increases its precious metals exposure and provides additional long-term growth potential.
Near to medium-term portfolio growth is expected to be supported by continued development, optimization, and exploration activities at several key assets. At Timok, ongoing advancement of both the Upper and Lower Zone projects provides exposure to a world-class copper-gold system with significant scale potential. In addition, recent exploration success in the broader Timok district, including the Malka Golaja discovery, highlights the prospectivity of the regional land package and reinforces the long-term optionality of Elemental’s royalty interest. While the ultimate impact of such discoveries remains subject to further delineation and development by the operator, management views these results as encouraging indicators of the district’s geological potential.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Elemental’s exposure to precious metals growth is anchored by cornerstone assets such as Karlawinda, a long-life gold operation in Western Australia. During the third quarter of 2026, operator Capricorn Metals completed construction of the Karlawinda processing plant expansion, increasing capacity to approximately 6.5 million tonnes per annum and supporting an annual gold production capacity of approximately 150,000 ounces per annum. Capricorn also announced an increase in mineral reserves during the period, further strengthening the operation’s long-term production outlook. Together with ongoing mining activities and regional exploration, these developments support stable production and incremental upside over time, and increased royalty revenue for Elemental.
The Laverton royalty, acquired in two separate transactions in February 2021 and September 2025, further enhances the Company’s exposure to a highly prospective gold district in Western Australia. The operator, Genesis Mining, has increased exploration activity and continues to evaluate an expansion of the Laverton processing plant, while Beasley Creek, covered by both royalties, has been identified as a potential source of initial feed for the Laverton Mill. The acquisition of the Dugbe royalty in Liberia adds additional development-stage gold optionality. Together, these assets support the near- to medium-term pipeline of exploration-driven growth potential and reinforce Elemental’s strategy of acquiring royalties over large land packages in established mining camps with high-quality operators.
In addition to its core precious metals weighting, Elemental benefits from exposure to established and operating base metal assets such as Caserones, a large-scale copper mine where continued operational optimization and exploration efforts may contribute to sustained production and potential mine life extension. During the third quarter, the Company also increased its royalty interest in the Chapi project in Peru and participated in a $20.0 million private placement in Quilla Resources, an owner of the Chapi Mine. These investments provide additional copper exposure and long-term development optionality.
Elemental remains well positioned to pursue additional accretive royalty and streaming opportunities across its targeted commodities. Management continues to evaluate a robust pipeline of potential transactions, reflecting sustained interest from mining companies seeking non-dilutive sources of capital. The Company’s expanded portfolio, established credit facility and scalable business model provide a strong foundation to support disciplined capital allocation and future growth opportunities.
Management believes Elemental’s gold-focused, diversified asset base, strengthened liquidity position, disciplined growth strategy, and aligned shareholder support provide a solid foundation for long-term value creation.
Corporate Updates for Q3 2026
Quarterly Dividend Declared
During the period, the Company paid the second quarterly dividend of $0.03 per common share, totaling approximately $1.9 million, which was declared on June 18, 2026. On September 17, 2026, the Company declared its third quarterly dividend of $0.03 per common share, payable to shareholders of record as at September 30, 2026. The dividend was accrued as at September 30, 2026 and subsequently paid on October 15, 2026, totaling approximately $2.2 million. Shareholders who made a valid election were able to receive their dividend in the form of Tether Gold XAU₮ tokens in lieu of cash.
Vizsla Royalties Acquisition
On September 14, 2026, the Company completed its previously announced acquisition of all issued and outstanding common shares of Vizsla Royalties Corp. by way of a court-approved plan of arrangement. Under the terms of the transaction, the Company paid aggregate cash consideration of approximately C$82 million and issued 8,105,440 common shares to former Vizsla shareholders, representing approximately 11.2% of the Company's issued and outstanding common shares immediately following closing. To partially fund the cash consideration, the Company drew $30.0 million from its revolving credit facility in connection with the acquisition.
The acquisition provides the Company with life-of-mine 2.0%–3.5% NSR royalties over the Panuco silver-gold project in Mexico, an advanced development-stage project, and new cornerstone asset within the Company's portfolio. The royalties are uncapped and have no buyback or step-down provisions, providing significant long-term exposure to future production and exploration potential.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Orion Royalty and Streaming Portfolio
On September 21, 2026, the Company entered into definitive agreements with funds managed by Orion Mine Finance Management LP to acquire a portfolio of five precious metals streams and royalties for aggregate consideration of $290.0 million, comprising $200.0 million in cash and $90.0 million in common shares of the Company. The portfolio includes producing and development-stage assets across several jurisdictions and is expected to materially increase the Company's revenue and cash flow generation.
Subsequent to September 30, 2026, on October 26, 2026, the Company completed the acquisition of four of the five assets, including the Ruby Hill Complex and Granite Creek silver stream, the Kouroussa gold stream, the Homestake District royalty and the La Negra royalty. The consideration paid at closing comprised $188.0 million in cash and 3,942,881 common shares. To partially fund the cash consideration, the Company drew $180.0 million from its revolving credit facility in connection with the transaction. The acquisition of the remaining Snowy River gold stream is expected to close separately in the first quarter of 2027, subject to regulatory approvals in New Zealand.
Strategic Divestment of Royalty Generation Business
On September 21, 2026, in conjunction with the Orion portfolio acquisition, the Company announced that it had entered into a non-binding agreement with Carlin East Inc. to divest its royalty generation business. The proposed transaction includes the transfer of wholly-owned exploration projects and the management and shared ownership of certain option agreements and selected early-stage exploration royalties. As consideration, the Company would receive an equity interest of up to 19.9% in Carlin East Inc., providing continued exposure to future royalty generation opportunities. The transaction is intended to simplify the Company's corporate structure, reduce operating costs and increase its focus on producing and development-stage royalty and streaming assets.
Quilla Resources Investment Package
On July 15, 2026, the Company announced the completion of a strategic $25.0 million royalty and equity investment package with Quilla Resources Inc. ("Quilla") and its subsidiary, Minera Pampa de Cobre S.A.C., in relation to the producing Chapi copper project in Peru.
As part of the transaction, the Company acquired an additional perpetual, uncapped 1.0% NSR royalty over the Pampa Negra and Candelaria concessions for $5.0 million, increasing its royalty interest over these areas to 3.0%. The portion of the royalty covering the Candelaria concessions steps down to 2.0% in July 2034.
Also included in the transaction, the Company completed a $20.0 million equity investment in Quilla, representing an approximate 9% ownership interest. The investment package was funded from cash and is intended to support exploration and the planned expansion of Chapi's copper cathode plant.
Revolving Credit Facility Amendment
In connection with the Orion portfolio acquisition, the Company announced on September 21, 2026 that it had secured a commitment to increase its existing revolving credit facility from $150.0 million to $250.0 million, retaining an additional $50.0 million accordion feature. Subsequent to September 30, 2026, on October 26, 2026, the Company completed the amendment with National Bank of Canada, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The amended facility has a three-year term, with amounts drawn bearing interest at SOFR plus 2.25%–3.50% per annum, depending on the Company's leverage ratio. The increased facility was utilized primarily to fund the Orion portfolio acquisition. As of the date of this MD&A, the Company had $210.0 million outstanding under the revolving credit facility.
Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 1.304% NSR                 Lundin Mining Corporation
For the three and nine months ended September 30, 2026, the Company’s effective share of the royalty revenue in Caserones totaled $3.1 million and $16.6 million, respectively (2025 - $1.4 million and $4.4 million, respectively). The Company's realized revenue in 2025 on the interest acquired from the EMX acquisition only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and nine months ended September 30, 2025, the Company would have generated royalty revenue of $3.5 million and $12.0 million, respectively.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Caserones produced 15,015 tonnes of copper in Q3 2026 compared to 35,270 tonnes in Q3 2025. Production was significantly impacted by severe winter storms, which resulted in prolonged power outages and temporary suspensions of operations totalling approximately 30 days. Mining activities during the quarter were primarily focused on Phase 6, with some contribution from Phase 7.
The impacts of the storms have continued into the fourth quarter, with snowmelt reducing haulage rates and limiting ore deliveries to the mill. As a result, Lundin Mining further revised its 2026 copper production guidance to 105,000 to 115,000 tonnes, compared to its previous guidance of 120,000 to 130,000 tonnes. Lundin Mining noted that the production shortfall represents deferred rather than lost production, with operational performance expected to recover through 2027.
Karlawinda, Australia - Gold - 2% NSR                                 Capricorn Metals Ltd.
For the three and nine months ended September 30, 2026, Elemental earned royalty revenue of $2.9 million and $8.8 million, respectively, from the Karlawinda royalty (2025 - $2.1 million and $6.2 million, respectively). The variances period over period are substantially related to increases in realized gold prices, partially offset by variable production volumes. Gold production for the three and nine months ended September 30, 2026 was 31,218 ounces and 90,013 ounces, respectively, compared to 32,318 ounces and 95,133 ounces in the comparative periods.
During the quarter, Capricorn Metals Ltd. (ASX: CMM) (“Capricorn”) completed construction and commissioning of the Karlawinda Expansion Project. The expanded processing plant commenced continuous operations in September 2026, increasing processing capacity to approximately 6.5 million tonnes per annum and supporting targeted annual gold production of approximately 150,000 ounces per annum. The expanded processing facilities were successfully commissioned on low-grade feed and have since transitioned to run-of-mine grade for the final quarter of 2026.
Capricorn also announced an increase in Mineral Reserves at Karlawinda, supporting an approximately 10-year mine life at the expanded processing capacity. Refer to Elemental’s July 29, 2026 news release for further details.
Timok (Čukaru Peki), Serbia - Copper and Gold - 0.3625% NSR                     Zijin Mining Corporation
For the three and nine months ended September 30, 2026, Elemental earned royalty revenue of $2.6 million and $7.0 million, respectively, from the Timok royalty (2025 - $Nil and $Nil, respectively). The Company's realized revenue in 2025 only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and nine months ended September 30, 2025, the Company would have generated royalty revenue of $1.6 million and $4.8 million, respectively.
Expansions and optimizations continue at the Upper Zone with ongoing advancement of multi-level mining; Phase 1 of the Lower Zone is progressing with key works including shafts and conveyor declines on track. At the Malka Golaja Project, exploration drilling is progressing as planned with preliminary work and infrastructure implementation underway.
Bonikro, Cote d'Ivoire - Gold - Up to 4.5% NSR, capped at 560,000 ounces                  Allied Gold Corp.
For the three and nine months ended September 30, 2026, Elemental earned royalty revenue of $5.3 million and $16.4 million, respectively from the Bonikro royalty (2025 - $2.6 million and $8.0 million, respectively). The significant increase in revenue in both periods was due to strong metal prices, and increases in applicable sales. Elemental's royalty area continues to be exposed to high production volumes, which has benefitted from higher grade ore throughput following the large waste stripping campaign completed in 2025. For the three and nine months ended September 30, 2026, Bonikro produced 28,643 and 89,598 ounces of gold, respectively, compared to 21,953 and 67,399 ounces of gold in the comparative periods.
As of the end of the period, approximately 256,000 ounces are remaining before the royalty cap is reached.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
For the three and nine months ended September 30, 2026, Elemental earned royalty revenue of $1.6 million and $5.8 million from Leeville (2025 - $Nil and $Nil, respectively). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and nine months ended September 30, 2025, the Company would have generated royalty revenue of $1.5 million and $3.8 million, respectively. The increase in royalty revenue for the three-month period was primarily attributable to higher realized gold prices, partially offset by lower gold production. For the nine-month period, the increase was driven by both higher realized gold prices and increased gold production. For the three and nine months ended September 30, 2026, Leeville sold 37,259 and 126,390 ounces of gold, respectively, compared to 43,474 and 118,466 ounces in the comparative periods.
Other Producing Royalties
For information related to the other royalty properties see the "Results from Operations" section below.
Development Royalty Updates
Panuco, Mexico - Silver - 2.0% - 3.5% NSR - Feasibility Study                       Vizsla Silver Corporation
During the quarter, Vizsla Silver Corporation (TSX: VZLA) (“Vizsla Silver”) stated that recent progress has centered on engineering, procurement and strengthening the development team, including the August appointment of Luis Lázaro as President, Mexico, to oversee permitting, construction and operations. EPCM and mine design contracts have been awarded, while key permit applications remain under review. Vizsla Silver is targeting first silver production in H2 2028, subject to outstanding permitting and environmental approvals.
The 2025 Feasibility Study outlines a high-grade underground operation producing an average 17.4 Moz AgEq annually over an initial 9.4-year mine life, including approximately 20.1 Moz AgEq per annum over the first five years. Elemental’s royalty interests cover 100% of currently defined resources on the project.
Laverton, Australia - Gold - 2.0% - 4.0% GRR - Resource Development                  Genesis Minerals Limited
During the quarter, Genesis Minerals Limited (ASX: GMD) (“Genesis”) continued to advance growth opportunities across the Laverton district, including exploration and development activities aimed at increasing future production and optimizing processing capacity.
On July 14, 2026, Genesis announced a proposed merger with Vault Minerals Limited (ASX: VAU) (“Vault”), expected to create opportunities for operational synergies and optimization of ore sources and processing infrastructure across the combined portfolio. Subsequent to the quarter, Genesis confirmed that the proposed merger remained on track for completion in November 2026, subject to shareholder and court approvals. Genesis also announced plans to undertake a strategic review of the combined asset portfolio, including opportunities to accelerate development of the ex-Focus Laverton deposits, and expand exploration activities, with an updated strategic plan targeted for the second quarter of 2027.
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Feasibility Study                 AbraSilver Resource Corp.
During the quarter, AbraSilver Resource Corp. (TSX: ABRA) (“AbraSilver”) continued to advance the Diablillos silver-gold project toward construction following the completion of its Definitive Feasibility Study and receipt of key environmental approvals in the second quarter of 2026.
In July 2026, AbraSilver completed a C$50.0 million bought-deal public offering and a concurrent private placement to support project development activities. In August, AbraSilver awarded a bridging engineering contract to Worley to advance detailed engineering, procurement planning and other activities, supporting a final investment decision targeted for the second quarter of 2027. Exploration activities also continued across the Diablillos property, with ongoing drilling identifying additional mineralization and highlighting opportunities for future resource expansion.
Subsequent to the quarter, AbraSilver reported further positive exploration results from the Oculto deposit, reinforcing the project's exploration potential.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cactus & Parks/Salyer, USA - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study              Hudbay Minerals Inc.
During the quarter, Hudbay Minerals Inc. (NYSE: HBM) (“Hudbay”) continued to advance the Cactus copper project following its acquisition of Arizona Sonoran Copper Company Inc. in June 2026. Hudbay commenced integrating Cactus into its broader Arizona development strategy, with plans to advance the project alongside its Copper World development.
Hudbay expects to spend approximately $30 million at Cactus during the second half of 2026 to advance an updated Pre-Feasibility Study, undertake site de-risking and exploration activities, and support ongoing project development. The updated Pre-Feasibility Study is expected to be completed in the second half of 2027. The combined portfolio is expected to provide opportunities for operational and infrastructure synergies between the Cactus and Copper World projects.
Viscaria, Sweden - Copper - 0.5% - 1.0% NSR - Mine Development                  Gruvaktiebolaget Viscaria
During the quarter, Gruvaktiebolaget Viscaria (“Viscaria”) continued advancing construction and development activities at the Viscaria copper project in Kiruna, Sweden. In August 2026, Viscaria entered into a strategic supply and service agreement with Sandvik, followed by an agreement with Metso in September for the delivery of key processing equipment, including crushing, flotation and filtration systems. These agreements represent significant milestones in advancing the project toward production, with construction and infrastructure development activities continuing throughout the period.
Subsequent to the quarter, Viscaria announced that the project had been granted strategic status by the European Union, recognizing its importance to Europe's critical raw materials supply chain. The operator continues to advance the project toward the planned commencement of copper production.
Western Queen, Australia - Gold - 2.5% NSR; and 2.0% GSR on other metals - Scoping Study Rumble Resources Limited
During the quarter, Rumble Resources Limited (ASX: RTR) (“Rumble”) continued advancing development activities at the Western Queen gold project following the execution of a five-year toll milling and blending agreement earlier in 2026. Activities included progressing mine planning, permitting and preparations for pit dewatering and underground development.
Subsequent to the quarter, Rumble released an updated Mineral Resource Estimate and Scoping Study for the Western Queen Gold Project, demonstrating the potential for a significantly longer mine life, and more than double the gold production compared to the previous study in November 2025. The updated mine plan contains a production target of 115,000 ounces of gold over approximately four years, with underground stoping expected to commence in December 2027.
The current production target incorporates only 30% of total resources, with infill drilling offering scope to convert additional Inferred Resources to the Indicated category and support their inclusion in the mine plan. Mineralisation at Western Queen South and Western Queen Central remains open at depth and down plunge, highlighting the potential for deeper drilling to extend resources beyond their currently defined limits.
Rumble continues to target completion of a Feasibility Study and a potential decision to mine during the fourth quarter of 2026, subject to study results, financing and regulatory approvals.
Other Development Royalties
See www.elementalroyalty.com for information on the other development royalty properties.
Royalty Generation Updates
In Q3 2026, the Company's royalty generation business remained active in North America, Europe, and Türkiye. The Company incurred $1.4 million in net royalty generation costs during Q3 2026 compared to $Nil in Q3 2025. These expenses include exploration-related activities, project marketing, and legal costs.
On September 21, 2026, the Company announced that it had entered into a non-binding agreement with Carlin East Inc. ("Carlin East") to divest its royalty generation business, including wholly owned exploration projects and certain interests in option agreements and early-stage exploration royalties. Under the proposed transaction, Elemental would receive an approximately 19.9% equity interest in Carlin East, with a deemed value of $8.5 million, while retaining its existing portfolio of over 100 early-stage royalties and sharing in certain future royalty interests and payments associated with the transferred assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The proposed transaction represents a strategic shift toward a more streamlined business model focused on acquiring and managing cash-generating royalty and streaming assets. Upon completion, the Company expects to reduce annual cash operating expenses by more than 25%, while maintaining meaningful exposure to future royalty generation opportunities through its equity interest in Carlin East and retained royalty interests. The transaction is expected to improve operating leverage, increase free cash flow conversion and allow management to focus resources on the Company's growing portfolio of producing and development-stage assets.
Completion of the proposed transaction remains subject to the execution of definitive agreements, completion of Carlin East's financing and other customary conditions. For additional details on Elemental's royalty portfolio, refer to the Company's website, www.elementalroyalty.com.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant of the Company, has reviewed, verified, and approved the above technical disclosure.
Results of Operations

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars, except GEOs)	2026	2025	2026	2025

Financial results
Revenue	$20,813	$6,863	$68,923	$27,596
Depletion of royalty interests	(6,645)	(2,449)	(23,401)	(11,452)
General and administrative expenses	(5,965)	(2,782)	(17,154)	(6,625)
Royalty generation expenses, net	(1,408)	-	(3,925)	-
Share-based payments	(1,201)	(678)	(4,970)	(1,991)
Share of (loss) profit from associates	(2)	542	(12)	1,594
Losses on disposals	(92)	(77)	(335)	(1,884)
Impairment charges	-	-	(677)	-
Other income	2,802	-	2,802	-
Income from operations	$8,302	$1,419	$21,251	$7,238
Gains (losses) from other items	(1,822)	269	(3,203)	409
Tax expense	(2,727)	(315)	(9,614)	(2,666)
Net income	$3,753	$1,373	$8,434	$4,981

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974
Adjusted cash flows from operating activities	$13,191	$5,030	$43,217	$22,734
Adjusted EBITDA	$16,617	$6,190	$51,795	$26,445
GEOs sold	4,861	2,362	15,092	10,136
Average gold price ($/oz)	$4,282	$3,478	$4,567	$3,154
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenue
The Company earns various sources of revenue including royalty revenue and option revenue earned from mineral property agreements such as execution payments, staged option payments, and operator and management fees.
During the three and nine months ended September 30, 2026 and 2025, the Company had the following sources of revenue:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Royalty revenue	$19,591	$6,863	$66,882	$27,596
Option, property and other revenue	1,222	-	2,041	-
Total	$20,813	$6,863	$68,923	$27,596

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974
For the three months ended September 30, 2026 and 2025:
Royalty revenue for the three months ended September 30, 2026 increased by $12.7 million or 185% when compared to Q3 2025. Revenue increased primarily due to contributions from producing royalty assets acquired through the EMX acquisition in Q4 2025. Additionally, revenue benefited from significantly higher gold and copper prices, along with continued strong production from both Karlawinda and Bonikro. These increases were partially offset by a decrease at Korali-Sud, where production has remained outside the Company's royalty area.
The Company also recognized a A$1.0 million discovery bonus associated with the Company's SKO royalty, triggered by the identification of a new standalone gold reserve of at least 250,000 ounces.
Revenue plus attributable share of Caserones increased by $12.6 million or 153% when compared to Q3 2025.
For the nine months ended September 30, 2026 and 2025:
Royalty revenue for the nine months ended September 30, 2026 increased by $39.3 million or 142% when compared to the corresponding period in 2025. Revenue increased primarily due to the recognition of producing royalty assets acquired through the EMX acquisition in Q4 2025, with significant contributions from Caserones, Leeville and Timok. Additionally, revenue benefited from significantly higher gold and copper prices, along with strong production from both Karlawinda and Bonikro. Bonikro also benefited from approximately 8koz of additional sales of inventory carried over from Q4 2025. These increases were partially offset by a decrease at Korali-Sud, where production has remained outside the Company's royalty area.
Option, property and other revenue also increased during the period, primarily attributable to the SKO discovery bonus discussed above.
Revenue plus attributable share of Caserones increased by $36.9 million or 116% when compared to the corresponding period in 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The breakdown of the Company's revenue plus attributable share of Caserones over the past eight quarters and the revenue allocation by metal group for 2026 are as follows:
Option, property and other revenue will fluctuate based on deal flow and the structure of property agreements, including execution payments, staged option payments, and operator or management fees. Execution payments may consist of cash and the fair value of equity interests received in partners.
General and Administrative Expenses
General and administrative ("G&A") expenses for the three and nine months ended September 30, 2026 and 2025, comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Salaries, fees and employee benefits	$3,937	$1,222	$10,053	$3,279
Professional fees and consulting fees	1,171	490	3,537	1,092
Marketing and promotion	151	67	435	240
Listing and filing fees	87	117	480	195
Corporate administration	496	254	1,840	751
Project evaluation and transaction related expenses	123	632	809	1,068
Total	$5,965	$2,782	$17,154	$6,625
For the three months ended September 30, 2026 and 2025:
G&A costs of $6.0 million were incurred for the three months ended September 30, 2026 compared to $2.8 million in Q3 2025. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2026 compared to 2025 are related to:
•The $2.7 million increase in salaries, fees and employee benefits was primarily attributable to higher corporate headcount following the merger with EMX in the fourth quarter of 2025. The increase was also due to severance costs incurred during the quarter in connection with management succession and corporate restructuring initiatives aimed at improving operational efficiencies.
•The $0.7 million increase in professional fees primarily reflects increased regulatory and compliance costs, and tax planning initiatives, which will lead to future cost savings.
•The $0.2 million increase in administrative costs primarily reflects incremental IT and office-related costs, higher corporate insurance premiums, and increased travel expenditures associated with company-wide integration activities.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•The decrease in project evaluation and transaction-related expenses was primarily attributable to due diligence activities undertaken during the period relating to royalty assets acquired during the quarter or subsequently closed. Accordingly, these costs were capitalized as part of the related royalty assets or recorded as deferred acquisition costs, rather than expensed as incurred.
For the nine months ended September 30, 2026 and 2025:
G&A costs of $17.2 million were incurred for the nine months ended September 30, 2026 compared to $6.6 million in 2025. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2026 compared to 2025 are related to:
•The $6.8 million increase in salaries, fees and employee benefits was attributable to the same factors discussed above for the three-month period, primarily higher corporate headcount following the EMX merger and severance costs associated with management succession and corporate restructuring initiatives.
•The $2.4 million increase in professional fees primarily reflects increased audit, regulatory and compliance costs, legal costs associated with the declaration and implementation of the Company’s inaugural dividend, and tax planning initiatives.
•The $1.1 million increase in administrative costs primarily reflects incremental IT and office-related costs, higher corporate insurance premiums, and increased travel expenditures associated with company-wide integration activities.
Depletion
For the three months ended September 30, 2026 and 2025:
The Company recognized depletion of $6.6 million for Q3 2026 (Q3 2025 - $2.4 million). The increase was primarily attributable to the inclusion of producing royalties acquired through the merger with EMX. Additionally, depletion was higher due to the reclassification of Caserones from an investment in associate to a royalty interest in Q4 2025 as well as a significant increase in production at Bonikro.
For the nine months ended September 30, 2026 and 2025:
The Company recognized depletion of $23.4 million for the nine months ended September 30, 2026 (2025 - $11.5 million). The increase was primarily attributable to the inclusion of producing royalties acquired through the merger with EMX. Additionally, depletion was higher due to the reclassification of Caserones from an investment in associate to a royalty interest in Q4 2025 as well as a significant increase in production at Bonikro. These inclusions were partially offset by a substantial decrease in production at Korali-Sud compared to 2025.
Share-based Payments
During the three and nine months ended September 30, 2026 the Company recorded a total of $1.2 million and $5.0 million, respectively in aggregate share-based payments compared to $0.7 million and $2.0 million, respectively, for the comparative period in 2025. The aggregate share-based payments related to the annual equity grant and vesting of stock options, restricted share units and deferred share units. The increase in share-based payments was mainly due to the increase in head count as a result of the merger with EMX.
Other
During the three months ended September 30, 2026, the Company had an unrealized loss of $2.2 million (Q3 2025 - $0.0 million) related to the revaluation of financial instruments. The unrealized loss in the current period was primarily attributed to the revaluation of the warrant liability. Due to the increase in the Company's share price in Q3 2026, the Company recognized a loss of $1.1 million on the revaluation of the warrant liability. The remaining unrealized loss on revaluation of financial instruments relates to revaluation of marketable securities.
During the nine months ended September 30, 2026, the Company had an unrealized loss of $3.7 million (2025 - $0.0 million) related to the revaluation of financial instruments. The unrealized loss in 2026 was primarily attributed to the revaluation of the warrant liability. Due to the increase in the Company's share price in 2026, the Company has recognized a loss of $2.4 million on the revaluation of the warrant liability. The remaining unrealized loss on revaluation of financial instruments relates to revaluation of marketable securities and outstanding deferred consideration.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Taxes
During the three and nine months ended September 30, 2026, the Company recorded a tax expense of $2.7 million and $9.6 million, respectively (2025 - $0.3 million and $2.7 million, respectively). The increase is a result of additional withholding taxes paid on increased royalty revenue, as well as the reclassification of the Caserones royalty from an investment in associate to royalty interest. Due to this reclassification, the income tax related to Caserones is now classified as income tax rather than being included in equity income from investment in associated entities.
Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at September 30, 2026, the Company had working capital surplus (current assets less current liabilities) of $64.8 million (December 31, 2025 - $80.1 million).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners and sales of investments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than those associated with its revolving credit facility. As at September 30, 2026, the Company had $30.0 million in outstanding debt and $120.0 million of available credit under its $150.0 million revolving credit facility, which included an additional $50.0 million accordion feature.
Subsequent to September 30, 2026, the Company increased the size of its revolving credit facility to $250.0 million, with an additional $50.0 million accordion feature, and drew an additional $180.0 million to partially fund its recent acquisitions. Following the additional drawdown, the Company had $210.0 million in outstanding debt and $40.0 million of undrawn credit capacity plus the $50.0 million accordion.
Operating Activities
Cash provided by operating activities for the three and nine months ended September 30, 2026 was $13.2 million and $43.2 million, respectively (2025 - $4.0 million and $19.6 million, respectively), and adjusted cash provided by operating activities1 for the period was $13.2 million and $43.2 million, respectively (2025 - $5.0 million and $22.7 million, respectively) and represents royalty income received in the period, offset by expenditures primarily on general and administrative expenses and royalty generation. There is no adjustment to cash flows from operating activities in 2026 due to the reclassification of the Caserones royalty from an investment in associated entity to a royalty interest on November 13, 2025. Adjusted cash flows from operating activities1 is adjusted by $1.0 million and $3.1 million in 2025 due to royalty distributions received from the Company's effective royalty interest in Caserones.
Investing Activities
Net cash used in investing activities for the three months ended September 30, 2026 was $92.6 million compared to $16.3 million net cash used in investing activities for the comparative period. The net cash outflow in the current period was primarily attributable to $63.5 million spent on the acquisition of Vizsla, a $20.0 million equity investment in Quilla Resources, and $5.3 million for the acquisition of an additional royalty on the Chapi mine. The investment in Quilla Resources was completed concurrently with the acquisition of the additional Chapi royalty.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In the comparative period, the Company spent $19.2 million on royalty acquisitions, primarily related to the Dugbe royalty, and received $1.0 million in after-tax dividend distributions from its interest in Caserones. Following the acquisition of EMX on November 13, 2025, cash flows related to revenue and taxes from Caserones were classified as operating activities, reflecting the change in accounting treatment of the Company's interest in Caserones.
Net cash used in investing activities for the nine months ended September 30, 2026 was $100.7 million compared to $8.9 million for the comparative period. In addition to the acquisitions and investments discussed above for the three-month period, cash outflows during the nine months ended September 30, 2026 included $7.2 million related to the amendment and restatement of the Western Queen royalty and $1.0 million for the acquisition of Tether Gold cryptocurrency tokens. These outflows were partially offset by $1.4 million in proceeds from the sale of equity investments.
In the comparative period, in addition to the acquisition discussed above for the three-month period, the Company received $5.2 million from the sale of equity investments and $3.1 million in after-tax dividend distributions related to the Caserones royalty.
Financing Activities
Net cash provided by financing activities for the three months ended September 30, 2026 was $28.2 million compared to $2.4 million for the comparative period. The net cash inflow in the current period was primarily attributable to a $30.0 million drawdown on the Company's revolving credit facility, partially offset by $1.9 million paid in connection with the Company's second quarterly dividend payment. In the comparative period, net cash provided by financing activities was primarily attributable to $2.2 million in proceeds from the exercise of stock options.
Net cash provided by financing activities for the nine months ended September 30, 2026 was $27.3 million compared to $0.7 million in spend for the comparative period. The net cash inflow in the current period was primarily attributable to a $30.0 million drawdown on the Company's revolving credit facility and $4.8 million in net proceeds from the exercise of stock options. These inflows were partially offset by $3.9 million in dividend payments, $2.3 million in share repurchases under the Company's normal course issuer bid ("NCIB") and $2.0 million in deferred financing costs related to the upsizing of the revolving credit facility. In the comparative period, the Company received $2.2 million in net proceeds from the exercise of stock options and repaid $3.0 million of outstanding debt under its revolving credit facility.
Contractual Obligations and Commitments
The following table outlines the Company’s contractual obligations and commitments as at the date of this filing, reflecting fixed and determinable payment obligations under existing agreements. The table does not include contingent or variable payments, including milestone or production-based payments, where the timing or likelihood of occurrence cannot be reasonably estimated.

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Debt	$210,000	$-	$210,000	$-	$-
Lease Obligations	552	204	245	103	-
Interest payments	40,800	13,600	27,200	-	-
Total Contractual Obligations	$251,352	$13,804	$237,445	$103	$-
Subsequent to September 30, 2026, the Company drew an additional $180.0 million from its revolving credit facility to partially fund the Orion portfolio acquisition. As a result, total borrowings outstanding under the facility increased to $210.0 million as of the date of this MD&A, with the full amount repayable within one to three years.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the three and nine months ended September 30, 2026 and 2025 was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Salaries, fees, benefits and professional fees	$2,425	$583	$5,582	$1,585
Share-based compensation	719	505	3,592	1,369
Total	$3,144	$1,088	$9,174	$2,954
As at September 30, 2026, the Company held $1.8 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at September 30, 2026 a net $0.1 million (December 31, 2025 - $0.1 million) was due to related parties.
Quarterly Information

(In thousands of dollars, except per share amounts)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025

Financial results
Revenue	$20,813	$23,788	$24,322	$16,047
Revenue plus attributable share of Caserones[1]	20,813	23,788	24,322	17,226
Net income (loss)	3,753	3,598	1,083	(3,209)
Basic earnings (loss) per share	0.06	0.06	0.02	(0.07)
Diluted earnings (loss) per share	0.06	0.05	0.02	(0.07)
Total assets	1,095,498	922,340	916,098	907,741
Total liabilities	$167,254	$135,708	$131,291	$127,326

(In thousands of dollars, except per share amounts)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024

Financial results
Revenue	$6,863	$9,094	$11,639	$5,519
Revenue plus attributable share of Caserones[1]	8,216	10,497	13,261	6,827
Net income	1,373	160	3,448	134
Basic earnings per share	0.06	0.01	0.14	0.01
Diluted earnings per share	0.06	0.01	0.14	0.01
Total assets	209,573	206,467	205,064	204,167
Total liabilities	$4,039	$5,198	$4,503	$7,783
New Accounting Pronouncements
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7, Financial Instruments: Disclosures and IFRS 9, Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

New Accounting Standards Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Risks and Uncertainties
Investment in the common shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of Elemental's business and the present stage of its development. Prospective investors should carefully review the risk and uncertainties contained in Elemental's AIF for the year ended December 31, 2025 together with other information contained in this MD&A before making an investment decision.
Risk and Capital Management: Financial Instruments
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The Company has investments and a warrant liability which are classified as Level 1, Level 2 and Level 3 of the fair value hierarchy. The Company also holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company holds common shares of a private company which are measured at fair value utilizing non-observable market inputs based on specific company information and general market conditions. The fair value of these common shares was determined based on a recent transaction price and thereby classified within Level 3 of the fair value hierarchy. During the period ended September 30, 2026, no gain or loss was recognized on investments classified as Level 3. A 10% change in the transaction price of the privately held common shares would result in a corresponding $2.0 million change in the total fair value of the investment.
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk, commodity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises primarily from its cash and cash equivalents and variable-rate borrowings under its revolving credit facility. Treasury activities are conducted in accordance with policies and procedures approved and monitored by the Board of Directors to manage the Company's financial risks.
As at September 30, 2026, the Company had borrowings outstanding under its revolving credit facility with National Bank of Canada (“NBC”), Canadian Imperial Bank of Commerce (“CIBC”) and The Bank of Nova Scotia (“BNS”). Depending on the Company's leverage ratio, amounts drawn on the facility bear interest at SOFR plus 2.25% to 3.50% per annum, while the undrawn portion is subject to a standby fee of 0.50% to 0.78% per annum.
Based on the variable-rate borrowings outstanding as at September 30, 2026, a 100-basis-point increase or decrease in interest rates would result in an annualized increase or decrease in interest expense of approximately $0.3 million, assuming all other variables remain constant. Subsequent to September 30, 2026, following the closing of the upsized revolving credit facility and additional drawdowns, total borrowings increased to $210.0 million. Based on the subsequent outstanding balance, a 100-basis-point increase or decrease in interest rates would result in an annualized increase or decrease in interest expense of approximately $2.1 million, assuming all other variables remain constant.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by mitigating them through the use of economic strategies.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver and copper are the drivers of the Company’s profitability. The Company does not hedge any of its future revenue, in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s non US Dollars denominated monetary assets and liabilities at September 30, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in a material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
Critical Accounting Judgments and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2025 on www.sedarplus.ca.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
The Company’s Disclosure Controls and Procedures (“DCP”) are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Internal Control over Financial Reporting
Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's ICFR.
The Company’s ICFR includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control over Financial Reporting
During the three and nine months ended September 30, 2026, there were no changes in the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Outstanding Share Data
As at November 9, 2026, the Company had 76,476,858 common shares issued and outstanding. There were also 3,527,741 stock options outstanding with expiry dates ranging from February 9, 2027 to August 10, 2033, 240,234 restricted share units outstanding and 1,075,780 warrants outstanding with an expiry date of April 14, 2027.
Forward-Looking Statements
This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company’s financial guidance and outlook; the completion of mine expansion under construction phases, and the results of exploration and timing thereof at the mines or properties that the Company holds an interest in; and future royalty payments relating to royalties and streams the Company holds an interest in. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.
Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations; interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; and other factors, many of which are beyond the control of the Company. The Company assumes no responsibility to update forward-looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.
Financial Outlook
This MD&A may contain "future-oriented financial information" and/or information that is "financial outlook" each within the meaning of Canadian securities legislation (collectively, "Financial Outlook"), about prospective financial performance, results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action. The Financial Outlook has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled “Portfolio Growth” and “Forward-Looking Statements” and assumptions with respect to future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production, or other financial assumptions which may have been used to prepare the Financial Outlook. Management does not have, or may not have had at the relevant date, any assurance that such financial performance or operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the Financial Outlook, objectively determinable.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Importantly, the Financial Outlook contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The Financial Outlook contained in this MD&A does not purport to present the Company’s financial performance, results of operations and financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the Financial Outlook will prove accurate. The actual financial performance, results of operations and financial condition of the Company will likely vary from the amounts set forth in the analysis presented in this MD&A, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the Financial Outlook). The Company and management believe that the Financial Outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks, Financial Outlook within this MD&A should not be relied on as necessarily indicative of future results.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this MD&A have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI43-101 and the Canadian Institute of Mining and Metallurgy Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the ‘measured’ and ‘indicated’ categories will ever be converted into reserves.
Non-IFRS Financial Measures
The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.
Caserones Reclassification
Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company’s Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period related to the reclassification for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones or tax expense plus attributable share of Caserones.
Reconciliation of Adjusted EBITDA:
Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Net income for the period	$3,753	$1,373	$8,434	$4,981
Project evaluation and transaction related expenses	123	632	809	1,068
Interest Income	(482)	(239)	(1,139)	(344)
Interest and finance expenses	320	103	880	338
Tax expense plus attributable share of Caserones	2,727	680	9,614	3,848
Depletion plus attributable share of Caserones	6,645	2,892	23,401	12,659
Depreciation	51	-	159	-
Losses (gains) on revaluation of financial instruments	2,187	(6)	3,655	20
Share-based compensation	1,201	678	4,970	1,991
Losses on disposals	92	77	335	1,884
Impairment charges	-	-	677	-
Adjusted EBITDA	$16,617	$6,190	$51,795	$26,445
The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:
Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental’s effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.
Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.
The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Revenue	$20,813	$6,863	$68,923	$27,596
Royalty revenue related to Caserones	-	1,353	-	4,378
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Depletion of royalties	$(6,645)	$(2,449)	$(23,401)	$(11,452)
Depletion related to Caserones	-	(443)	-	(1,207)
Depletion plus attributable share of Caserones	$(6,645)	$(2,892)	$(23,401)	$(12,659)
The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Tax expense	$(2,727)	$(315)	$(9,614)	$(2,666)
Tax expense related to Caserones	-	(365)	-	(1,182)
Tax expense plus attributable share of Caserones	$(2,727)	$(680)	$(9,614)	$(3,848)
Reconciliation of Adjusted Cash Flows from Operating Activities:
Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.
The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025

Cash provided by operating activities	$13,191	$4,014	$43,217	$19,608
Caserones royalty distributions	-	1,016	-	3,126
Adjusted cash flows from operating activities	$13,191	$5,030	$43,217	$22,734
Reconciliation of Gold Equivalent Ounces Sold:
Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the revenue plus attributable share of Caserones in a period by the average gold price for the same respective period. The average gold price for the period is sourced from S&P Capital IQ. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
The following is the reconciliation of gold equivalent ounces sold:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974
Average gold price	$4,282	$3,478	$4,567	$3,154
Total GEOs	4,861	2,362	15,092	10,136

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	26